December 16, 2016

VIA EDGAR TRANSMISSION

Ms. Stephanie L. Sullivan
Senior Assistant Chief Accountant
Office of Financial Services
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	Heartland Financial USA, Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed March 11, 2016
Form 10-Q for the Quarterly Period Ended September 30, 2016
Filed November 9, 2016
Form 8-K
Filed April 8, 2016
File No. 001-15393

Dear Ms. Sullivan:

This letter is in response to your comment letter dated December 5, 2016, on the annual report on Form 10-K of Heartland Financial USA, Inc. (the “Company”) for the year ended December 31, 2015, its quarterly report on Form 10-Q for the period ended September 30, 2016, and its current report on Form 8-K filed on April 8, 2016. For your convenience, we have numbered the paragraphs below to correspond to the numbered comments in your letter. We have repeated each of your comments in boldface and followed each comment with our response:

Form 10-K for Fiscal Year Ended December 31, 2015
Item 6 - Selected Financial Data

1.
We note your presentation of tangible book value per common share. Please revise future filings to clearly label this metric as non-GAAP and provide a reconciliation showing the calculation of this metric. Refer to Item 10(e) of Regulation S-K.

Beginning with the Company's current report on Form 8-K dated July 25, 2016, furnishing its earnings for the three and six months ended June 30, 2016, and then in subsequent filings, the Company has labeled tangible book value per common share and several other metrics as non-GAAP and included reconciliations showing the calculation of these metrics pursuant to Item 10(e) of Regulation S-K. In future filings, the Company will label tangible book value per common share as a non-GAAP financial metric and provide a reconciliation to the most directly comparable GAAP metric in accordance with Item 10(e) of Regulation S-K.

Form 10-Q for Quarterly Period Ended September 30, 2016
Item 2 - Management's Discussion and Analysis of Financial Condition and Results of Operations
Net Interest Income

2.
We note your disclosure that net interest margin was 3.97% during the third quarter of 2016, compared to 3.85% during the third quarter of 2015. You attribute your success in maintaining the net interest margin near 4.00% due in part to the amortization of purchase accounting discounts associated with the three acquisitions occurring during the last half of 2015 and the CIC Bancshares acquisition during the first quarter of 2016. On your third quarter earnings call, your CFO indicated that the amortization increase was due to a higher volume of loans moving out of the purchased accounting pools compared to prior periods. Furthermore, on the Q4 2015 earnings call, in response to an analyst questioning how the loans leave the purchased accounting pool to the regular portfolio, your CFO indicated that the movement is more on a pro rata basis, when a credit decision is made on the credit. Furthermore, he stated that the loan is accreted and pretty well matches up with the interest income that is shown as written off as the allowance is increased in the same quarter. In order for us to better understand your policy, please respond to the following:

•
Explain in further detail how the loans migrate from your purchased accounting pools to the regular portfolio. As part of your response, please describe all of the events that would drive the loan from being moved from the purchased pool to the regular portfolio.

Loans not subject to ASC 310-30 migrate from the purchased loan pools to the regular loan portfolio when the borrower requests to refinance the loan prior to maturity or renews the loan at maturity, and, in either case, signs a new loan agreement with the Company. In conjunction with the refinancing or renewal process, the new loan is evaluated in accordance with the Company’s underwriting standards, and a credit decision is made with respect to whether the new loan should be extended.

•
Clarify your policy for loans that are moved from the purchased pool to the regular portfolio at times of a credit event. For example, is the remaining discount accreted, or does interest income stopped being recognized?

The Company’s policy for moving loans from the purchased loan pools to the regular loan portfolio at the time of a new credit event is described in the response to the preceding bullet point.
The Company's policy with respect to the discount on purchased loans not subject to ASC 310-30 is to accrete the discount into interest income using the interest method based on the weighted average remaining life of the purchased loans in each pool on the date such loans are acquired. Subsequently, at the end of each quarter, the Company analyzes the ratio of the remaining discount for each pool to the remaining balance of the corresponding purchased loan pool to ensure the proper amount of discount has been accreted into interest income.

Because the Company uses the pool method as described above to account for the discount on purchased loan pools not subject to ASC 310-30, no adjustment is made to the discount of an individual loan on the specific date of a credit event with respect to such loan.

•	Tell us how many separate purchased pools you have as of September 30, 2016 and describe the factors considered in determining the number of purchased pools for each acquisition.

For purchased loans not subject to ASC 310-30, the Company considers the purpose of the loan (e.g., business, agriculture or personal), the type of borrower (e.g., business or individual) and the type of collateral for the loan (e.g., commercial real estate, residential real estate, general business assets or unsecured) of each loan in order to assign such loan to one of the following five pools: commercial, commercial real estate, agricultural and agricultural real estate, residential real estate, and consumer. These five pools are separately maintained and tracked for each acquisition, and are consistent with the five loan categories presented in the footnote titled “Loans” of the financial statements in the Company’s quarterly reports on Form 10-Q and annual reports on Form 10-K.

•	Consider providing an example that illustrates how the loans transfer from the purchased pool to the regular portfolio.

The following hypothetical example illustrates how the Company applies its policy for transferring loans from the purchased pool to the regular portfolio.
A commercial real estate loan originated on September 30, 2013, with an original note balance of $1,000,000 and a maturity date of September 30, 2016, was acquired in the Company's acquisition of Premier Valley Bank on November 30, 2015 and was included in the commercial real estate purchased loan pool of Premier Valley Bank. When the loan matured on September 30, 2016, the borrower requested to renew the remaining loan balance of $850,000 for another three-year term. The Company evaluated the loan using the Company's commercial real estate standard underwriting process and approved the loan for renewal. The customer signed a new loan agreement and mortgage note for $850,000 on September 30, 2016, at which time the purchased commercial real estate loan with a balance of $850,000 was transferred from the Premier Valley Bank commercial real estate purchased loan pool to the Premier Valley Bank regular commercial real estate loan portfolio.
Notes to Consolidated Financial Statements
Note 8 - Fair Value

3.
We note in your tables showing the unobservable inputs for your Level 3 fair value measurements that you have included footnotes for a number of these measurements stating that disclosure of the range of inputs would not be meaningful. We do not believe the explanations disclosed provide a basis for not providing the disclosure of the range of unobservable inputs required by ASC 820-10-50-2(bbb). Please tell us the range of unobservable inputs utilized for the third party appraisal discounts and disposal costs for the measurements shown, and revise future filings to provide this required disclosure.

The table below presents quantitative information about assets measured at fair value and for which the Company utilized Level 3 inputs to determine fair value at September 30, 2016, in thousands. The table has been revised, as noted in bold face, to show the range of unobservable inputs utilized for the third party appraisal discounts and disposal costs for the Company's assets measured at fair value utilizing a modified appraised value valuation technique at September 30, 2016:

	Fair Value at 9/30/16	Valuation Technique	Unobservable Input	Range (Weighted Average)
Z-TRANCHE Securities	$1,897	Discounted cash flows	Pretax discount rate	7.50-9.50%
			Actual defaults	17.09-35.91% (30.93%)
			Actual deferrals	8.22-22.82% (13.62%)
Corporate debt securities	—	Discounted cash flows	Bank analysis	(1)

Interest rate lock commitments	6,239	Discounted cash flows	Closing ratio	(2)

Premises, furniture and equipment held for sale	3,634	Modified appraised value	Third party appraisal	(3)
			Appraisal discount	0-10%(5)
Commercial servicing rights	332	Discounted cash flows	Third party valuation	(4)

Other real estate owned	10,740	Modified appraised value	Third party appraisal	(3)
			Appraisal discount	0-10%(5)
Collateral dependent impaired loans:
Commercial	2,366	Modified appraised value	Third party appraisal	(3)
			Appraisal discount	0-15%(5)
Commercial real estate	14,707	Modified appraised value	Third party appraisal	(3)
			Appraisal discount	0-12%(5)
Agricultural and agricultural real estate	2,213	Modified appraised value	Third party appraisal	(3)
			Appraisal discount	0-17%(5)
Residential	3,200	Modified appraised value	Third party appraisal	(3)
			Appraisal discount	0-24%(5)
Consumer	1,913	Modified appraised value	Third party appraisal	(3)
			Appraisal discount	0-11%(5)

(1) The unobservable input in the bank analysis market using Moody's Global Bank Rating Methodology. The analysis takes into consideration various performance metrics as well as yield on the debt securities and credit risk analysis.

(2) The significant unobservable input used in the fair value measurement is the closing ratio, which represents the percentage of loans currently in a lock position which management estimates will ultimately close. The closing ratio calculation takes into consideration historical data and loan-level data; therefore providing a range would not be meaningful. The weighted average closing ratio at September 30, 2016, was 87%.

(3) Third party appraisals are obtained and updated at least annually to establish the value of the underlying asset, but disclosure of the unobservable inputs used by the appraisers would not be meaningful because the range will vary widely from appraisal to appraisal.

(4) The significant unobservable input used in the fair value measurement are the value indices, which are weighted-average spreads to LIBOR based on maturity groups.
(5) Discounts applied by the Company to the appraised values primarily include estimated sales costs, but also consider the age of the appraisal, changes in local market conditions and changes in the current condition of the collateral.

The Company will ensure future filings are revised as noted above to provide the range of unobservable inputs utilized for the third party appraisal discounts and disposal costs for assets measured at fair value utilizing the modified appraised value valuation technique.

Form 8-K Filed April 8, 2016

4.
We note that you include a number of non-GAAP metrics in this Form 8-K that have not been labeled as non-GAAP, nor reconciled to the most directly comparable GAAP measure, including tangible common equity, price to tangible book value, return on average tangible common equity, and the efficiency ratio. Please ensure that all future investor presentations filed as part of your Item 7.01 8-K disclosure comply with Regulation G.

The Company will ensure that future investor presentations filed pursuant to Item 7.01 of current reports on Form 8-K are revised to label these metrics as non-GAAP, present the most directly comparable metrics calculated in accordance with GAAP, and reconcile the differences between the non-GAAP metrics and the most directly comparable GAAP metrics, in accordance with Regulation G.

* * *

Should you have any questions regarding this letter or the responses contained herein, please feel free to contact the undersigned at (563) 589-1994 or by e-mail to bmckeag@htlf.com

Very truly yours,
/s/	Bryan R. McKeag
Bryan R. McKeag
Executive Vice President, Chief Financial Officer